JOHN K. BAKER		TRAV BAXTER
W. CHRISTOPHER BARRIER		DAWN D. BICKER
SHERRY P. BARTLEY		5DELENA C. HURST
STEVE BAUMAN		P. BENJAMIN COX
R. T. BEARD, III		COURTNEY C. CROUCH, III
C. DOUGLAS BUFORD, JR.		JACY M. DAUGHERTY
BURNIE BURNER[10]		7JENNY T. GARRETT
FREDERICK K. CAMPBELL[1]		JOHN K. HARRIMAN
MICHELLE H. CAULEY		BEN D. JACKSON
CHARLES B. CLIETT, JR.[4]		MARGARET A. JOHNSTON
KEN COOK		TONY JUNEAU
ELISABETH S. DELARGY[13]	425 WEST CAPITOL AVENUE, SUITE 1800	JENNIFER R. PIERCE
DOAK FOSTER[1]	LITTLE ROCK, ARKANSAS 72201-3525	CRISTINA SAN ROMAN
BYRON FREELAND	TELEPHONE 501-688-8800	JEFFREY L. SPILLYARDS
ALLAN GATES[1]	FAX 501-688-8807	ZACHARY T. STEADMAN
KATHLYN GRAVES		8JAMIE METZ SWEENEY
HAROLD W. HAMLIN		MARY CATHERINE WOOD
JEFFREY W. HATFIELD		OF COUNSEL
L. KYLE HEFFLEY	WRITER’S DIRECT DIAL	JOSEPH W. GELZINE
DONALD H. HENRY	501-688-8866	3HERMANN IVESTER
M. SAMUEL JONES III		1H. MAURICE MITCHELL
JOHN ALAN LEWIS		JOHN S. SELIG
WALTER E. MAY	July 10, 2008	JEAN D. STOCKBURGER
LANCE R. MILLER		RICHARD A. WILLIAMS
STUART P. MILLER		COUNSEL
T. ARK MONROE, III[1]		9HEATHER M. BELL
MARSHALL S. NEY		JEFFREY H. DIXON
ANNE S. PARKER		6JILL GRIMSLEY DREWYOR
LARRY PARKS[10]		2ANTON L. JANIK, JR.
LYN P. PRUITT		12BRUCE MCCANDLESS III
CHRISTOPHER T. ROGERS
TODD L. NEWTON
JEFFREY L. SINGLETON		11JULIE M. POMERANTZ
DERRICK W. SMITH[1]		14BARRY G. SKOLNICK
STAN D. SMITH		SHANNON S. SMITH
MARCELLA J. TAYLOR	1 ADMITTED IN DISTRICT OF COLUMBIA AND ARKANSAS
JEFFREY THOMAS[1]	2 ADMITTED IN COLORADO AND ARKANSAS
NICHOLAS THOMPSON[1]	3 ADMITTED IN THE U.S. PATENT
WILLIAM H.L. WOODYARD, III, P.A.	AND TRADEMARK OFFICE AND ARKANSAS
WALTER G. WRIGHT, JR.	4 ADMITTED IN ARIZONA, TEXAS AND ARKANSAS
LEIGH ANNE YEARGAN	5 ADMITTED IN TEXAS, COLORADO AND ARKANSAS
6 ADMITTED IN OKLAHOMA AND ARKANSAS
7 ADMITTED IN LOUISIANA AND ARKANSAS
8 ADMITTED IN FLORIDA, VIRGINIA AND ARKANSAS
9 ONLY ADMITTED IN CALIFORNIA
10 ONLY ADMITTED IN TEXAS
11 ADMITTED IN GEORGIA AND TEXAS
12 ADMITTED IN NEW YORK, WASHINGTON, D.C. AND TEXAS
13 ADMITTED IN TENNESSEE AND TEXAS
14 ONLY ADMITTED IN NEW YORK
ALL OTHERS ADMITTED IN ARKANSAS
Christian Windsor
Special Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Home BancShares, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Definitive Proxy Statement on Schedule 14A filed March 10, 2008 File No. 000-51904
Dear Mr. Windsor:
     The following is the response of Home BancShares, Inc. (the “Company”) to the staff’s comments contained in your letter to Mr. Randy E. Mayor dated June 27, 2008. For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the heading contained in your letter.
Form 10-Q/A for period ended March 31, 2008
Item 6. Exhibits
1.	We refer to the amended certifications by the Chief Executive Officer and Chief Financial Officer required by Item 302 of the Sarbanes-Oxley Act of 2002 that were filed as Exhibits 31.1 and 31.2 dated March [sic] 14, 2008. Please revise the certifications or tell us the reasons why the Company has amended them by deleting former paragraph 3 which certified that to the best of the knowledge of
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.|Attorneys at Law
Little Rock•Rogers•Austin|MitchellWilliamsLaw.com

Christian Windsor
U.S. Securities and Exchange Commission
July 10, 2008

these officers, the financial statements and other financial information included in the quarterly report fairly present the financial condition, results of operations and cash flows of the Company for that period. Refer in your response to SEC Release 33-8238 and paragraph (B)(31) of Item 601 of Regulation S-K that require this paragraph be included in the certifications.
Response: After filing our quarterly report on Form 10-Q for the period ended March 31, 2008 (the “Form 10-Q”), we were notified by NASDAQ that the certifications of our Chief Executive Officer and Chief Financial Officer, dated April 29, 2008, filed as Exhibits 31.1 and 31.2, respectively, to the Form 10-Q omitted from the introductory clause of paragraph 4 language with respect to the certifying officers’ responsibility for internal control over financial reporting. We informed NASDAQ that this omission was inadvertent.
     To remedy this oversight, NASDAQ suggested that we prepare and file an abbreviated amended Form 10-Q for the period ended March 31, 2008, containing an explanatory note of the reason for the amendment along with the corrected certifications, which we filed on May 14, 2008 (the “Form 10-Q/A”). As noted in the Form 10-Q/A, there were no changes to the Form 10-Q other than the corrected certifications. Because the amendment did not involve any change to the interim financial statements filed with the Form 10-Q on May 6, 2008, NASDAQ suggested that we omit paragraph 3 regarding the financial statements from the corrected certifications filed as Exhibits 31.1 and 31.2 to the Form 10-Q/A.
     We are aware that SEC Release No. 33-8238 and paragraph (b)(31) of Item 601 of Regulation S-K promulgated under the Securities Act of 1933, as amended, require a certification that, based on the knowledge of the certifying officers, the financial statements, and other financial information included in the quarterly report, fairly present in all material respects the financial condition, results of operation, and cash flows of the company for the period. We note that this certification was made by our certifying officers in connection with the filing of the interim financial statements with the Form 10-Q on May 6, 2008, and that no change was made to these financial statements in the Form 10-Q/A. Because certification of the financial statements for the period was made with the Form 10-Q and because the Form 10-Q/A did not contain any amendments to the financial statements, we believe we are correct in omitting the former paragraph 3 regarding the financial statements from the certifications filed as Exhibits 31.1 and 31.2 to the Form 10-Q/A.
     On behalf of the Company, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Christian Windsor
U.S. Securities and Exchange Commission
July 10, 2008

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C.
By	/s/ C. Douglas Buford, Jr.
C. Douglas Buford, Jr.

CDB: cc
cc: Randy E. Mayor